FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Park Place Securities, Inc.	0001291394
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 6, 2004, Series 2004-WCW1	333-115827

Name of Person Filing the Document
(If Other than the Registrant)

04039935

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 5, 2004

PARK PLACE SECURITIES, INC.

By: ____________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$ 904,337,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2004-WCW1

July 11, 2004

Park Place Securities, Inc.

Park Place Securities, Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Countrywide Home Loans, Inc.
(Master Servicer)

All terms and statements are subject to change.

CREDIT SUISSE | FIRST BOSTON

COMPUTATIONAL MATERIALS DISCLAIMER

By entering into a transaction with Credit Suisse First Boston LLC ("CSFB"), you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers as you deem necessary to assist you in making these determinations. You should also understand that CSFB, or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB, or their affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a Series Term Sheet describing the structure, collateral pool and certain aspects of the Park Place Securities, Inc., Asset-Backed Pass-Through Certificates, Series 2004-WCW1 (the "Certificates"). The attached Series Term Sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a Prospectus and Prospectus Supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither CSFB nor any of their respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

Please contact the CSFB Syndicate Desk at 212-325-8549 for additional information.

TERM SHEET DATED July 11, 2004

Park Place Securities, Inc.
Asset-Backed Pass-Through Certificates, Series 2004-WCW1
$ 904,337,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[(1), (2)]	WAL[(3), (4)] (yrs) *Call / Mat*	Principal Payment Window[(3), (4)] *Call / Mat*	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
A-2	594,413,000	FLT / PT	2.54 / 2.76	1-95 / 1-218	0	Act/360	August 2034	AAA / Aaa / AAA	24.05%
M-1	51,654,000	FLT / MEZ	5.40 / 6.00	43-95 / 43-189	0	Act/360	August 2034	AA+ / Aa1 / AA+	20.75%
M-2	51,654,000	FLT / MEZ	5.35 / 5.94	41-95 / 41-181	0	Act/360	August 2034	AA / Aa2 / AA	17.45%
M-3	40,697,000	FLT / MEZ	5.32 / 5.90	40-95 / 40-174	0	Act/360	August 2034	AA- / Aa3 / AA-	14.85%
M-4	78,264,000	FLT / MEZ	5.30 / 5.84	39-95 / 39-168	0	Act/360	August 2034	A / A2 / A	9.85%
M-5	17,218,000	FLT / MEZ	5.28 / 5.78	38-95 / 38-151	0	Act/360	August 2034	A- / A3 / A-	8.75%
M-6	18,783,000	FLT / MEZ	5.28 / 5.75	38-95 / 38-146	0	Act/360	August 2034	BBB+ / Baa1/ BBB+	7.55%
M-7	17,218,000	FLT / MEZ	5.28 / 5.71	38-95 / 38-140	0	Act/360	August 2034	BBB / Baa2 / BBB	6.45%
M-8	17,218,000	FLT / MEZ	5.27 / 5.67	37-95 / 37-134	0	Act/360	August 2034	NR/ Baa2 / BBB	5.35%
M-9	17,218,000	FLT / MEZ	5.26 / 5.58	37-95 / 37-126	0	Act/360	August 2034	NR / Baa3 / BBB-	4.25%
Non-Offered Certificates									
A-1	594,414,000	FLT / PT		Not Offered				AAA / Aaa / AAA	
M 10	15,653,000	FLT / MEZ		Not Offered				NR/ Ba1 / BB+	
CE		N/A		Not Offered				NR	N/A
P		N/A		Not Offered				NR	N/A
R		N/A		Not Offered				NR	N/A
Total	**1,514,404,000**								

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) All Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% *Optional Termination at the pricing speed.*
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor:	Park Place Securities, Inc.
Originators:	Argent Mortgage Company, LLC and Olympus Mortgage Company.
Master Servicer:	Countrywide Home Loans, Inc.
Trustee:	Wells Fargo Bank Minnesota, National Association.
Certificate Insurer:	None.
Swap Provider:	TBA.
Lead Underwriter:	Credit Suisse First Boston LLC.
Co-Managers:	BNP Paribas Securities Corp. and Countrywide Securities Corporation.

Collateral:

Mortgage Loans:

As of the Collateral Selection Date, 10,231 adjustable-rate and fixed-rate, first-lien and second-lien, closed-end, subprime mortgage loans with CLTVs at origination not in excess of 100% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,565,275,833. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such mortgage loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,688 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $782,638,457 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 4,543 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $782,637,376 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other mortgage loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Section IV hereto will vary.

Dates:

Cut-off Date:	The close of business on August 1, 2004.
Collateral Selection Date:	June 25, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in September, 2004.
Record Date:	Class A and Class M Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of July 12, 2004.
Expected Closing Date:	On or about August 6, 2004.

Designations:

Certificates:	Park Place Securities, Inc. Asset-Backed Pass-Through Certificates, Series 2004-WCW1.
Class A Certificates:	Class A-1 and Class A-2 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Offered Certificates:	Class A-2 and Class M Certificates (other than the Class M-10 Certificates).
Non-Offered Certificates:	Class A-1 and Class M-10 Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2 Certificates, which evidence interests in the Group II Mortgage Loans.
Insured Certificates:	None

Other Terms:

***Source for Calculation of* One-Month LIBOR:**	*Telerate page 3750.*
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The Servicing Fee Rate (0.50% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer, the NIMs Insurer, if any, and the majority holder of the Class CE Certificates in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Net Swap Payments received from the Swap Provider (if any). Overcollateralization ("OC"). Subordination.
Initial Overcollateralization Target Percentage:	Approximately 3.25%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount:

For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date:

The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage:

The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	24.05%	2x Initial CE%
M-1	20.75%	2x Initial CE%
M-2	17.45%	2x Initial CE%
M-3	14.85%	2x Initial CE%
M-4	9.85%	2x Initial CE%
M-5	8.75%	2x Initial CE%
M-6	7.55%	2x Initial CE%
M-7	6.45%	2x Initial CE%
M-8	5.35%	2x Initial CE%
M-9	4.25%	2x Initial CE%
M-10	3.25%	2x Initial CE%

Overcollateralization Reduction Amount:

For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal payments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates, the Non-Offered Certificates and the Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payment, if any, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: the Class M-10, the Class M-9, the Class M-8, the Class M-7, the Class M-6, the Class M-5, the Class M-4, the Class M-3, the Class M-2 and lastly, to the Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A and the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow or the Supplemental Interest Trust, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to (x) the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) minus (y) generally, the Net Swap Payment Rate (as defined in the Pooling and Servicing Agreement).

Class M Certificates: The per annum rate equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rate of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) minus (y) generally, the Net Swap Payment Rate (as defined in the Pooling and Servicing Agreement).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus, an amount, expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment made by the Swap Provider and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans.

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer or NIMs Insurer, if any or the majority holder of the Class CE Certificates fails to exercise its right to terminate the Trust, the certificate margins or fixed rate, as applicable, on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid from the Supplemental Interest Trust from Net Swap Payments made by the Swap Provider, if any, on a senior basis and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $1,565,275,833. Under the Swap Agreement, the trust shall be obligated to pay an amount equal to 3.25 % per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, on each Distribution Date, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders.**

Generally, the Net Swap Payment will be deposited in a Supplemental Interest Trust and amounts on deposit in the Supplement Interest Trust will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Interest Carry Forward Amount:

For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow or amounts received from the Swap Provider required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage and then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [33.50]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related due period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
August 2007 through July 2008	[3.00]%
August 2008 through July 2009	[4.75]%
August 2009 through July 2010	[6.00]%
August 2010 and thereafter	[6.75]%

Payment Priority:

On each Distribution Date, distributions will be made as follows:

From Available Funds, to pay any Net Swap Payment or the Swap Termination Payment owed to the Swap Provider and other fees and expenses of the Trust.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above.

From Net Monthly Excess Cashflow, if any, to the Supplemental Interest Trust, as described in the Pooling and Servicing Agreement.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class R Certificates in accordance with the Pooling and Servicing Agreement.

From the Supplemental Interest Trust, to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Supplemental Interest Trust, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Supplement Interest Trust, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Supplemental Interest Trust, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

From the Supplement Interest Trust, to pay any remaining amount to the Class CE Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
1	1,565,275,833	36	163,379,769
2	1,512,511,137	37	158,792,595
3	1,461,538,133	38	154,333,010
4	1,412,295,557	39	149,997,489
5	1,364,724,252	40	145,782,605
6	1,318,767,098	41	141,685,024
7	1,274,368,936	42	137,701,505
8	1,231,476,506	43	133,828,896
9	1,190,038,380	44	130,064,131
10	1,150,004,896	45	126,404,227
11	1,111,328,100	46	122,846,286
12	1,073,961,684	47	119,387,488
13	1,037,860,934	48	116,025,091
14	1,002,982,668	49	112,756,427
15	969,285,190	50	109,578,904
16	936,728,234	51	106,489,999
17	905,272,917	52	103,487,259
18	874,881,689	53	100,568,300
19	845,518,289	54	97,730,802
20	817,147,702	55	94,972,508
21	789,736,112	56	92,291,226
22	763,250,861	57	89,684,823
23	355,064,889	58	87,151,223
24	344,163,312	59	84,688,410
25	333,599,412	60	82,294,421
26	323,362,604	61	79,967,350
27	313,442,643	62	77,705,340
28	303,829,606	63	75,506,588
29	294,513,888	64	73,369,339
30	285,486,186	65	71,291,888
31	276,737,494	66	69,272,576
32	268,259,089	67	67,309,789
33	260,042,528	68	65,401,958
34	252,079,640	69	63,547,559
35	168,098,155	70	0

Sensitivity Analysis - To Optional Termination Date

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-2	Average Life (yrs)	17.90	5.01	3.43	2.54	1.88	1.33
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	340	183	127	95	74	60
M-1	Average Life (yrs)	25.95	10.19	6.98	5.40	5.09	5.05
	First Principal Period	261	59	39	43	52	60
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	53	23	1
M-2	Average Life (yrs)	25.95	10.19	6.98	5.35	4.80	5.03
	First Principal Period	261	59	39	41	47	57
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	55	28	4
M-3	Average Life (yrs)	25.95	10.19	6.98	5.32	4.64	4.67
	First Principal Period	261	59	39	40	45	51
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	56	30	10
M-4	Average Life (yrs)	25.95	10.19	6.98	5.30	4.50	4.27
	First Principal Period	261	59	39	39	41	44
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	57	34	17
M-5	Average Life (yrs)	25.95	10.19	6.98	5.28	4.43	4.06
	First Principal Period	261	59	39	38	40	43
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	58	35	18
M-6	Average Life (yrs)	25.95	10.19	6.98	5.28	4.40	4.00
	First Principal Period	261	59	39	38	40	42
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	58	35	19
M-7	Average Life (yrs)	25.95	10.19	6.98	5.28	4.38	3.95
	First Principal Period	261	59	39	38	39	41
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	58	36	20
M-8	Average Life (yrs)	25.95	10.19	6.98	5.27	4.37	3.90
	First Principal Period	261	59	39	37	39	40
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	59	36	21
M-9	Average Life (yrs)	25.95	10.19	6.98	5.26	4.34	3.86
	First Principal Period	261	59	39	37	38	39
	Last Principal Period	340	183	127	95	74	60
	Prin Pmt Window (mos)	80	125	89	59	37	22

Sensitivity Analysis - To Maturity

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-2	Average Life (yrs)	17.94	5.34	3.72	2.76	2.06	1.41
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	356	328	275	218	175	144
	Prin Pmt Window (mos)	356	328	275	218	175	144
M-1	Average Life (yrs)	26.09	11.10	7.75	6.00	5.58	7.47
	First Principal Period	261	59	39	43	52	71
	Last Principal Period	356	308	244	189	151	133
	Prin Pmt Window (mos)	96	250	206	147	100	63
M-2	Average Life (yrs)	26.09	11.09	7.74	5.94	5.28	5.65
	First Principal Period	261	59	39	41	47	57
	Last Principal Period	355	301	235	181	144	117
	Prin Pmt Window (mos)	95	243	197	141	98	61
M-3	Average Life (yrs)	26.09	11.07	7.72	5.90	5.10	5.05
	First Principal Period	261	59	39	40	45	51
	Last Principal Period	355	295	227	174	138	113
	Prin Pmt Window (mos)	95	237	189	135	94	63
M-4	Average Life (yrs)	26.08	11.03	7.68	5.84	4.94	4.62
	First Principal Period	261	59	39	39	41	44
	Last Principal Period	354	288	219	168	133	108
	Prin Pmt Window (mos)	94	230	181	130	93	65
M-5	Average Life (yrs)	26.08	10.98	7.62	5.78	4.83	4.38
	First Principal Period	261	59	39	38	40	43
	Last Principal Period	352	268	199	151	119	97
	Prin Pmt Window (mos)	92	210	161	114	80	55
M-6	Average Life (yrs)	26.07	10.95	7.59	5.75	4.78	4.31
	First Principal Period	261	59	39	38	40	42
	Last Principal Period	352	262	193	146	115	94
	Prin Pmt Window (mos)	92	204	155	109	76	53
M-7	Average Life (yrs)	26.07	10.90	7.55	5.71	4.73	4.23
	First Principal Period	261	59	39	38	39	41
	Last Principal Period	351	254	186	140	110	90
	Prin Pmt Window (mos)	91	196	148	103	72	50
M-8	Average Life (yrs)	26.06	10.83	7.49	5.67	4.68	4.16
	First Principal Period	261	59	39	37	39	40
	Last Principal Period	350	245	177	134	105	85
	Prin Pmt Window (mos)	90	187	139	98	67	46
M-9	Average Life (yrs)	26.05	10.73	7.41	5.58	4.61	4.08
	First Principal Period	261	59	39	37	38	39
	Last Principal Period	348	234	168	126	99	80
	Prin Pmt Window (mos)	88	176	130	90	62	42

Net WAC Cap for the Group II Certificates

Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)
1	N/A	20.90	33	5.81	14.29	65	6.09	13.51
2	3.61	23.35	34	5.67	14.58	66	6.09	13.48
3	3.53	23.03	35	6.23	13.10	67	6.75	14.44
4	3.68	22.95	36	6.03	12.81	68	6.10	13.43
5	3.60	22.65	37	6.03	12.79	69	6.30	13.71
6	3.63	22.48	38	6.23	13.03	70	6.77	9.84
7	4.05	22.71	39	6.04	12.74	71	7.00	10.16
8	3.69	22.17	40	6.24	13.50	72	6.77	9.82
9	3.84	22.15	41	6.04	13.28	73	6.77	9.81
10	3.74	21.88	42	6.04	13.26	74	6.99	10.13
11	3.89	21.86	43	6.46	13.82	75	6.77	9.79
12	3.79	21.59	44	6.05	13.21	76	6.99	10.11
13	3.82	21.45	45	6.25	13.47	77	6.76	9.77
14	3.97	21.44	46	6.05	13.66	78	6.76	9.76
15	3.87	21.17	47	6.25	14.02	79	7.49	10.80
16	4.03	21.16	48	6.06	13.69	80	6.76	9.74
17	3.92	20.90	49	6.06	13.66	81	6.99	10.06
18	3.95	20.76	50	6.26	13.94	82	6.76	9.72
19	4.40	21.05	51	6.06	13.62	83	6.98	10.04
20	4.00	20.50	52	6.27	13.94	84	6.76	9.71
21	4.15	20.50	53	6.07	13.69	85	6.76	9.70
22	4.22	21.18	54	6.07	13.67	86	6.98	10.01
23	5.74	14.25	55	6.72	14.62	87	6.76	9.68
24	5.56	13.99	56	6.07	13.61	88	6.98	9.99
25	5.57	13.95	57	6.28	13.90	89	6.75	9.66
26	5.76	14.12	58	6.08	13.61	90	6.75	9.65
27	5.58	13.86	59	6.28	13.98	91	7.22	10.30
28	5.78	14.51	60	6.08	13.64	92	6.75	9.63
29	5.60	14.23	61	6.08	13.61	93	6.98	9.94
30	5.60	14.19	62	6.29	13.89	94	6.75	9.61
31	6.21	14.88	63	6.09	13.56	95	6.97	9.92
32	5.62	14.10	64	6.29	13.84	96	6.75	9.59

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.35% and 1.84% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Net WAC Cap for Class M Certificates

Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)
1	N/A	20.93	33	5.84	14.40	65	6.11	13.75
2	3.64	23.39	34	5.69	14.81	66	6.11	13.72
3	3.56	23.07	35	6.25	13.26	67	6.77	14.71
4	3.72	22.99	36	6.05	12.96	68	6.12	13.67
5	3.63	22.69	37	6.05	12.94	69	6.32	13.96
6	3.66	22.52	38	6.26	13.19	70	6.79	10.09
7	4.09	22.75	39	6.06	12.90	71	7.01	10.41
8	3.72	22.20	40	6.26	13.74	72	6.79	10.07
9	3.87	22.18	41	6.06	13.47	73	6.79	10.06
10	3.77	21.91	42	6.06	13.45	74	7.01	10.38
11	3.93	21.89	43	6.48	14.02	75	6.78	10.04
12	3.83	21.62	44	6.07	13.40	76	7.01	10.36
13	3.85	21.48	45	6.27	13.67	77	6.78	10.02
14	4.01	21.47	46	6.07	13.92	78	6.78	10.01
15	3.90	21.20	47	6.27	14.25	79	7.51	11.07
16	4.06	21.20	48	6.07	13.91	80	6.78	9.99
17	3.95	20.93	49	6.08	13.89	81	7.00	10.31
18	3.98	20.80	50	6.28	14.17	82	6.78	9.97
19	4.43	21.09	51	6.08	13.84	83	7.00	10.29
20	4.03	20.53	52	6.29	14.22	84	6.78	9.95
21	4.19	20.53	53	6.08	13.93	85	6.77	9.94
22	4.25	21.26	54	6.09	13.90	86	7.00	10.26
23	5.77	14.34	55	6.74	14.88	87	6.77	9.92
24	5.59	14.08	56	6.09	13.85	88	7.00	10.24
25	5.59	14.03	57	6.30	14.14	89	6.77	9.90
26	5.79	14.20	58	6.10	13.89	90	6.77	9.89
27	5.61	13.94	59	6.30	14.22	91	7.24	10.56
28	5.80	14.62	60	6.10	13.88	92	6.77	9.87
29	5.62	14.35	61	6.10	13.85	93	6.99	10.19
30	5.63	14.30	62	6.31	14.14	94	6.77	9.85
31	6.24	15.00	63	6.11	13.80	95	6.99	10.17
32	5.64	14.21	64	6.31	14.09	96	6.76	9.83

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.35% and 1.84% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Excess Spread (3)

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
1	0.68	1.35	1.89	0.68	33	4.28	4.64	4.78	3.65	65	4.53	5.62	5.76	3.68
2	3.10	1.63	2.05	3.11	34	4.26	4.80	4.83	3.87	66	4.53	5.73	5.78	3.58
3	3.10	1.85	2.16	3.11	35	4.52	4.59	4.85	4.05	67	4.70	5.59	5.81	4.16
4	3.14	1.99	2.30	3.14	36	4.45	4.82	4.91	3.74	68	4.53	5.71	5.83	3.58
5	3.13	2.10	2.44	3.13	37	4.44	4.73	4.95	3.80	69	4.59	5.75	5.85	3.70
6	3.15	2.38	2.55	3.13	38	4.50	4.84	4.98	3.80	70	4.93	5.77	5.87	3.02
7	3.23	2.28	2.67	3.20	39	4.47	4.90	5.02	3.64	71	4.99	5.74	5.89	3.25
8	3.17	2.31	2.80	3.14	40	4.54	4.94	5.06	3.98	72	4.92	5.86	5.91	2.92
9	3.21	2.66	2.95	3.15	41	4.49	4.93	5.09	3.90	73	4.92	5.71	5.93	3.06
10	3.20	2.82	3.07	3.12	42	4.50	5.05	5.13	3.80	74	4.99	5.83	5.94	3.14
11	3.23	2.81	3.17	3.14	43	4.62	4.94	5.16	4.16	75	4.92	5.87	5.96	2.89
12	3.22	3.05	3.28	3.10	44	4.51	5.06	5.19	3.79	76	4.99	5.89	5.98	3.13
13	3.23	3.07	3.38	3.09	45	4.57	5.11	5.23	3.89	77	4.92	5.86	5.99	2.95
14	3.26	3.22	3.47	3.11	46	4.51	5.14	5.26	3.88	78	4.92	5.97	6.01	2.84
15	3.25	3.33	3.58	3.06	47	4.57	5.13	5.29	4.04	79	5.12	5.81	6.02	3.60
16	3.28	3.42	3.65	3.08	48	4.51	5.25	5.32	3.80	80	4.92	5.93	6.03	2.86
17	3.27	3.48	3.73	3.04	49	4.52	5.13	5.35	3.88	81	4.98	5.97	6.05	3.02
18	3.27	3.62	3.83	3.02	50	4.57	5.25	5.38	3.93	82	4.92	5.98	6.06	2.84
19	3.37	3.61	3.89	3.12	51	4.52	5.30	5.41	3.74	83	4.98	5.94	6.07	3.08
20	3.29	3.83	3.97	2.97	52	4.57	5.33	5.44	3.97	84	4.91	6.05	6.08	2.76
21	3.33	3.75	4.03	3.02	53	4.52	5.31	5.47	3.83	85	4.91	5.89	6.09	2.90
22	3.48	3.91	4.12	3.96	54	4.52	5.43	5.49	3.74	86	4.98	6.00	6.10	3.00
23	4.31	4.05	4.19	3.65	55	4.69	5.30	5.52	4.27	87	4.91	6.04	6.11	2.74
24	4.26	4.00	4.24	3.57	56	4.52	5.42	5.55	3.72	88	4.98	6.05	6.13	2.98
25	4.26	4.06	4.33	3.53	57	4.58	5.47	5.57	3.83	89	4.91	6.01	6.14	2.80
26	4.30	4.19	4.40	3.55	58	4.52	5.49	5.60	3.75	90	4.91	6.12	6.15	2.68
27	4.25	4.28	4.46	3.38	59	4.58	5.47	5.62	3.91	91	5.04	5.95	6.16	3.26
28	4.30	4.35	4.52	3.85	60	4.52	5.59	5.65	3.66	92	4.91	6.07	6.17	2.72
29	4.24	4.37	4.60	3.73	61	4.53	5.45	5.67	3.76	93	4.97	6.10	6.19	2.89
30	4.24	4.51	4.63	3.64	62	4.58	5.57	5.69	3.82	94	4.90	6.12	6.20	2.69
31	4.39	4.44	4.69	4.00	63	4.53	5.62	5.72	3.61	95	4.97	6.08	6.21	2.94
32	4.23	4.57	4.73	3.58	64	4.59	5.64	5.74	3.83	96	4.41	6.19	6.22	2.61

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.35% and 1.84% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee), less the aggregate interest on the Certificates and the Net Swap Payment divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

(1)The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	10,231		
Aggregate Current Principal Balance:	$1,565,275,832.95		$20,485.14 - $748,303.37
Average Current Principal Balance:	$152,993.43		
Aggregate Original Principal Balance:	$1,568,958,664.00		$20,500.00 - $750,000.00
Average Original Principal Balance:	$153,353.40		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	99.474%		
Wtd. Avg. Gross Coupon:	7.352%		4.500% - 12.500%
Wtd. Avg. Original Term (months):	357		180 - 360
Wtd. Avg. Remaining Term (months):	354		172 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.816%		4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.413%		10.500% - 18.400%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.413%		4.500% - 12.400%
Wtd. Avg. Original LTV:	83.94%		22.00% - 100.00%
Wtd. Avg. Borrower FICO:	621		500 – 814
Geographic Distribution (Top 5):	CA	25.77%	
	IL	10.25%	
	FL	8.93%	
	OH	6.77%	
	NY	6.42%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2 Yr Fixed/Adjustable Rate	5,460	$858,439,538.80	54.84	357	38.61	7.395	609	83.73
3 Yr Fixed/Adjustable Rate	1,580	266,138,011.89	17.00	357	38.13	7.471	617	85.73
Fixed Rate	3,191	440,698,282.26	28.15	347	38.20	7.194	645	83.27
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01 - 50,000.00	350	$14,472,539.00	0.92	347	36.08	9.342	637	89.63
50,000.01 - 100,000.00	3,768	281,642,141.00	17.95	351	35.94	7.859	611	84.16
100,000.01 - 150,000.00	2,348	288,847,784.00	18.41	353	37.51	7.571	611	84.64
150,000.01 - 200,000.00	1,367	237,084,578.00	15.11	355	38.34	7.420	618	84.15
200,000.01 - 250,000.00	808	180,782,166.00	11.52	356	39.46	7.277	616	83.44
250,000.01 - 300,000.00	522	143,083,465.00	9.12	356	40.02	7.174	623	84.47
300,000.01 - 350,000.00	374	120,782,734.00	7.70	356	40.06	6.973	627	84.49
350,000.01 - 400,000.00	254	95,049,068.00	6.06	354	41.01	6.945	624	84.43
400,000.01 - 450,000.00	191	81,026,571.00	5.16	354	39.73	6.886	640	84.71
450,000.01 - 500,000.00	186	89,674,128.00	5.72	355	39.74	6.775	638	81.17
500,000.01 - 550,000.00	32	16,998,590.00	1.08	352	37.47	6.247	686	77.17
550,000.01 - 600,000.00	13	7,389,650.00	0.47	357	39.92	6.450	666	81.98
600,000.01 - 650,000.00	8	5,078,000.00	0.32	357	29.95	6.196	650	72.44
650,000.01 - 700,000.00	5	3,406,000.00	0.22	357	33.99	6.127	688	67.33
700,000.01 - 750,000.00	5	3,641,250.00	0.23	358	32.92	6.174	661	65.66
Total:	**10,231**	**$1,568,958,664.00**	**100.00**	**354**	**38.41**	**7.351**	**621**	**83.94**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[(1)] (%)*
0.01 - 50,000.00	368	$15,338,464.60	0.98	347	36.05	9.277	636	89.11
50,000.01 - 100,000.00	3,756	280,722,319.20	17.93	351	35.95	7.857	611	84.15
100,000.01 - 150,000.00	2,349	288,660,225.40	18.44	354	37.51	7.573	611	84.69
150,000.01 - 200,000.00	1,360	235,503,249.85	15.05	355	38.34	7.419	618	84.13
200,000.01 - 250,000.00	810	180,856,785.07	11.55	356	39.48	7.281	616	83.46
250,000.01 - 300,000.00	525	143,739,503.29	9.18	356	40.01	7.158	624	84.33
300,000.01 - 350,000.00	375	121,085,162.81	7.74	356	40.10	6.991	625	84.76
350,000.01 - 400,000.00	249	93,097,772.24	5.95	354	40.97	6.942	625	84.32
400,000.01 - 450,000.00	190	80,419,805.98	5.14	354	39.70	6.884	641	84.69
450,000.01 - 500,000.00	187	89,939,454.52	5.75	356	39.78	6.778	639	81.25
500,000.01 - 550,000.00	31	16,450,826.03	1.05	352	37.16	6.217	687	76.63
550,000.01 - 600,000.00	13	7,369,755.39	0.47	357	39.91	6.450	666	81.99
600,000.01 - 650,000.00	8	5,064,872.06	0.32	357	29.95	6.196	650	72.44
650,000.01 - 700,000.00	5	3,395,395.04	0.22	357	33.99	6.128	688	67.34
700,000.01 - 750,000.00	5	3,632,241.47	0.23	358	32.93	6.174	661	65.66
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[(1)] (%)
121 - 180	157	$17,285,202.44	1.10	177	34.60	7.176	647	81.21
181 - 240	118	13,332,383.62	0.85	237	38.99	7.080	629	79.91
301 - 360	9,956	1,534,658,246.89	98.04	357	38.45	7.356	620	84.01
Total:	**10,231**	$1,565,275,832.95	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.999	23	$6,320,864.90	0.40	346	38.11	4.813	641	72.13
5.000 - 5.499	120	32,908,539.55	2.10	355	40.49	5.262	661	75.26
5.500 - 5.999	561	138,875,332.27	8.87	354	39.80	5.777	661	78.30
6.000 - 6.499	863	170,759,700.08	10.91	352	38.92	6.249	646	80.64
6.500 - 6.999	1,593	281,970,823.94	18.01	354	38.48	6.739	633	83.18
7.000 - 7.499	1,449	223,605,840.94	14.29	354	38.24	7.242	623	84.96
7.500 - 7.999	1,944	275,385,548.74	17.59	354	38.08	7.730	609	86.17
8.000 - 8.499	1,522	194,365,228.50	12.42	356	37.82	8.219	598	86.86
8.500 - 8.999	1,200	143,908,425.70	9.19	356	38.13	8.711	590	86.34
9.000 - 9.499	465	53,756,187.46	3.43	354	36.90	9.195	582	85.76
9.500 - 9.999	238	25,061,869.85	1.60	355	38.30	9.696	585	85.71
10.000 - 10.499	68	7,785,479.06	0.50	357	40.67	10.198	571	79.83
10.500 - 10.999	79	4,940,910.36	0.32	353	33.05	10.704	617	88.61
11.000 - 11.499	44	2,645,074.45	0.17	348	42.45	11.149	620	86.61
11.500 - 11.999	33	1,408,864.79	0.09	358	39.62	11.701	630	94.72
12.000 - 12.499	28	1,534,164.50	0.10	354	41.47	12.163	613	92.20
12.500 - 12.999	1	42,977.86	0.00	358	39.00	12.500	632	100.00
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
25.00 <=	4	$377,700.04	0.02	310	41.51	6.187	633	23.54
25.01 - 30.00	7	1,077,767.26	0.07	358	42.26	6.220	670	29.13
30.01 - 35.00	15	2,013,781.51	0.13	357	38.44	7.228	585	33.70
35.01 - 40.00	20	3,632,371.69	0.23	343	39.67	6.894	620	37.87
40.01 - 45.00	30	4,820,412.90	0.31	342	34.04	6.908	651	42.30
45.01 - 50.00	57	8,418,229.36	0.54	354	35.77	6.609	614	47.61
50.01 - 55.00	64	12,540,820.10	0.80	353	38.01	6.727	624	52.82
55.01 - 60.00	111	18,219,805.09	1.16	349	37.62	6.731	601	58.16
60.01 - 65.00	234	38,259,900.38	2.44	352	38.58	7.226	606	63.47
65.01 - 70.00	326	59,693,872.83	3.81	353	39.09	6.843	614	68.88
70.01 - 75.00	667	105,611,272.58	6.75	353	38.67	7.257	607	74.19
75.01 - 80.00	1,916	308,212,934.60	19.69	355	38.33	7.028	616	79.60
80.01 - 85.00	1,796	275,384,298.55	17.59	355	38.16	7.181	613	84.41
85.01 - 90.00	3,349	471,405,011.73	30.12	354	37.80	7.627	622	89.69
90.01 - 95.00	1,315	224,974,239.77	14.37	355	40.09	7.532	638	94.78
95.01 - 100.00	320	30,633,414.56	1.96	356	37.91	9.065	671	99.93
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
500 - 519	215	$29,111,723.67	1.86	355	39.68	8.299	510	77.54
520 - 539	602	79,478,400.55	5.08	356	39.80	8.121	531	78.33
540 - 559	1,043	146,161,988.50	9.34	356	39.43	7.988	552	82.41
560 - 579	1,019	148,557,402.42	9.49	356	38.68	7.892	569	82.76
580 - 599	1,222	181,220,217.25	11.58	355	39.10	7.591	589	84.86
600 - 619	1,402	211,039,556.78	13.48	354	39.03	7.311	609	84.71
620 - 639	1,403	216,006,546.74	13.80	353	38.54	7.125	629	85.01
640 - 659	1,075	176,412,140.36	11.27	354	38.82	6.958	650	83.76
660 - 679	773	127,021,141.35	8.11	352	37.21	6.970	668	85.48
680 - 699	602	102,468,106.86	6.55	353	37.40	6.880	689	86.54
700 - 719	363	60,563,572.29	3.87	354	36.96	6.819	709	85.78
720 - 739	244	41,402,583.31	2.65	353	35.33	6.853	729	86.27
740 - 759	141	24,559,426.36	1.57	353	33.64	6.725	751	78.69
760 - 779	87	14,223,532.67	0.91	357	33.86	6.887	769	84.58
780 - 799	37	6,756,879.75	0.43	346	33.70	6.275	787	77.40
800 - 819	3	292,614.09	0.02	358	17.08	7.521	809	86.59
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
<= 20.00	697	$85,449,764.49	5.46	351	14.60	7.510	638	82.58
20.01 - 25.00	678	87,909,174.10	5.62	353	23.25	7.471	627	83.15
25.01 - 30.00	1,001	139,971,183.13	8.94	353	28.19	7.356	627	83.50
30.01 - 35.00	1,383	201,481,638.12	12.87	355	33.15	7.400	622	83.56
35.01 - 40.00	1,793	272,054,362.56	17.38	354	38.17	7.331	622	84.21
40.01 - 45.00	2,178	356,030,233.03	22.75	355	43.04	7.307	620	85.01
45.01 - 50.00	2,319	386,374,692.93	24.68	355	48.08	7.342	614	84.91
50.01 - 55.00	182	36,004,784.59	2.30	354	52.90	7.100	602	69.95
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	1,569	$403,307,722.05	25.77	355	40.20	6.776	629	80.23
Illinois	998	160,496,751.97	10.25	356	38.60	8.114	614	87.79
Florida	1,057	139,782,080.21	8.93	354	38.30	7.488	618	83.81
Ohio	1,128	105,992,403.94	6.77	354	37.30	7.569	611	88.70
New York	349	100,502,617.66	6.42	352	38.97	7.082	632	83.25
Texas	514	60,017,667.43	3.83	346	35.57	7.772	607	83.81
Michigan	565	57,266,372.71	3.66	356	36.99	7.767	598	84.82
Arizona	469	54,124,063.87	3.46	353	37.26	7.291	619	84.50
Maryland	208	33,544,339.99	2.14	356	37.23	7.566	614	85.48
Massachusetts	132	33,192,748.45	2.12	357	40.18	7.185	614	81.14
Nevada	203	33,099,987.73	2.11	357	37.49	7.445	631	86.15
Washington	181	27,946,755.83	1.79	353	36.87	7.209	630	84.00
New Jersey	105	25,356,891.91	1.62	357	36.52	7.380	647	89.20
Colorado	156	25,309,163.60	1.62	356	38.55	7.059	622	83.25
Pennsylvania	205	22,906,101.37	1.46	352	38.10	7.690	608	83.96
Minnesota	128	22,586,019.19	1.44	356	37.50	7.376	627	84.36
Georgia	166	22,030,807.06	1.41	355	36.59	7.686	617	86.91
Connecticut	113	20,847,253.81	1.33	352	38.65	7.336	627	85.29
Hawaii	58	20,282,851.97	1.30	354	39.41	6.126	656	78.74
Missouri	226	20,068,844.52	1.28	354	37.23	7.866	605	85.34
Indiana	248	18,405,158.48	1.18	354	35.54	7.832	617	86.57
Tennessee	177	17,173,945.71	1.10	349	37.17	7.756	616	84.94
North Carolina	136	13,486,415.85	0.86	352	36.70	7.712	607	83.02
Wisconsin	106	12,610,831.71	0.81	356	39.36	7.958	604	86.39
Oregon	78	12,172,053.63	0.78	351	39.26	7.203	632	84.25
Rhode Island	65	12,116,037.34	0.77	356	39.05	7.040	628	81.02
Louisiana	100	10,434,718.99	0.67	347	36.88	7.873	604	85.24
Utah	77	10,163,037.36	0.65	355	37.29	7.351	632	86.30
South Carolina	109	8,389,955.36	0.54	348	39.89	7.807	607	82.80
Alabama	80	7,600,107.57	0.49	351	37.16	7.948	612	86.71
Kansas	56	6,476,327.30	0.41	357	37.19	7.791	608	86.78
Kentucky	61	5,839,271.91	0.37	352	37.05	7.345	613	86.49
Oklahoma	57	5,777,785.61	0.37	356	38.25	8.101	609	88.05
Mississippi	76	5,541,744.39	0.35	354	37.42	8.086	590	85.81
New Mexico	47	5,301,948.59	0.34	358	36.65	7.543	623	84.41
Nebraska	55	5,029,931.39	0.32	345	38.29	7.624	607	86.00
Iowa	45	4,012,389.31	0.26	354	33.69	7.980	612	88.10
New Hampshire	15	2,906,086.56	0.19	358	39.69	7.376	596	82.78
Alaska	16	2,878,796.28	0.18	357	36.44	7.479	669	89.07
Maine	20	2,460,973.70	0.16	357	37.43	7.328	604	81.18
Delaware	16	2,016,424.31	0.13	358	25.24	7.385	655	84.96
Arkansas	21	1,722,074.61	0.11	357	34.86	7.913	612	86.69
Idaho	15	1,538,596.34	0.10	358	34.09	7.403	622	87.56
Wyoming	8	808,498.93	0.05	346	34.38	7.233	601	81.64
South Dakota	8	634,639.83	0.04	357	36.61	7.593	575	85.17
Montana	4	520,652.73	0.03	356	35.51	8.149	575	90.37
North Dakota	3	405,852.11	0.03	358	41.55	6.779	657	93.26
Vermont	2	190,131.78	0.01	297	36.43	6.513	588	70.00
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Owner Occupied	8,148	$1,323,664,792.29	84.56	355	39.41	7.278	616	83.82
Non-Owner Occupied	1,943	217,584,545.50	13.90	353	32.29	7.835	646	84.44
Second Home	140	24,026,495.16	1.53	355	38.59	7.039	660	86.02
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Full Documentation	4,781	$594,938,770.22	38.01	353	38.62	7.282	609	84.33
Stated Documentation	5,056	914,294,637.85	58.41	355	38.40	7.393	629	83.65
Limited Documentation	394	56,042,424.88	3.58	354	36.35	7.416	613	84.64
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Refinance - Debt Consolidation Cash Out**	5,657	$933,614,925.82	59.65	353	38.84	7.222	612	82.23
Purchase	3,845	530,085,284.14	33.87	357	37.65	7.619	635	87.44
Refinance - Debt Consolidation No Cash Out***	729	101,575,622.99	6.49	352	38.42	7.147	622	81.44
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
1	7,158	$1,056,394,856.48	67.49	354	38.17	7.236	631	85.09
2	717	107,989,260.29	6.90	352	37.80	7.612	594	83.39
3	675	95,430,190.91	6.10	352	38.74	7.552	587	82.80
4	472	63,324,191.58	4.05	355	39.36	8.052	582	80.63
5	293	47,689,514.52	3.05	356	39.22	7.884	578	70.88
6	71	11,628,694.01	0.74	357	39.76	9.162	569	64.75
A+	507	112,477,403.62	7.19	354	38.53	7.137	636	85.05
A	157	33,315,646.99	2.13	357	40.12	6.946	633	82.72
A-	23	4,848,574.50	0.31	355	39.28	7.647	563	82.84
B	30	5,182,063.53	0.33	354	41.22	7.805	573	77.06
C	30	4,831,058.54	0.31	350	41.07	8.796	568	69.13
C-	98	22,164,377.98	1.42	357	41.87	7.828	571	85.59
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Single Family Detached	7,274	$1,094,305,586.57	69.91	354	38.66	7.340	617	84.06
Two-to-Four Family	919	172,161,184.89	11.00	355	36.96	7.418	638	84.69
PUD Detached	640	120,753,904.22	7.71	355	38.61	7.350	622	84.57
Condominium	613	95,987,804.55	6.13	356	38.11	7.461	620	84.82
Manufactured/Mobile Housing	739	75,153,018.45	4.80	349	38.15	7.229	637	78.14
PUD Attached	37	5,549,654.41	0.35	358	38.56	7.358	621	87.15
Single Family Attached	9	1,364,679.86	0.09	357	38.30	6.913	684	82.50
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
0	2,967	$445,804,408.08	28.48	355	37.97	7.761	618	86.17
12	438	97,677,007.20	6.24	352	38.33	7.243	639	82.92
24	3,328	519,259,547.90	33.17	357	38.78	7.324	611	83.08
36	3,498	502,534,869.77	32.11	351	38.44	7.038	629	83.06
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

DESCRIPTION OF THE TOTAL COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[(1)] (%)
Conforming	9,578	$1,285,592,145.74	82.13	354	38.07	7.477	617	84.28
Non-Conforming	653	279,683,687.21	17.87	355	40.00	6.774	635	82.38
Total:	**10,231**	**$1,565,275,832.95**	**100.00**	**354**	**38.41**	**7.352**	**621**	**83.94**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[(1)] (%)
10.500 - 10.999	23	$6,320,864.90	0.56	346	38.11	4.813	641	72.13
11.000 - 11.499	92	22,873,140.00	2.03	355	40.25	5.245	644	78.27
11.500 - 11.999	316	73,481,106.15	6.53	357	39.90	5.782	644	80.19
12.000 - 12.499	543	109,258,323.36	9.72	357	39.10	6.258	635	81.44
12.500 - 12.999	1,096	201,814,427.54	17.95	357	38.38	6.744	625	82.99
13.000 - 13.499	1,009	162,683,916.11	14.47	357	38.71	7.245	617	84.86
13.500 - 13.999	1,413	212,822,132.61	18.92	357	38.13	7.729	603	85.88
14.000 - 14.499	1,141	155,645,252.83	13.84	357	37.87	8.219	595	86.83
14.500 - 14.999	896	115,165,315.95	10.24	357	38.25	8.710	585	86.22
15.000 - 15.499	322	40,146,116.14	3.57	357	37.49	9.191	577	85.45
15.500 - 15.999	134	16,657,633.37	1.48	358	38.80	9.685	573	83.72
16.000 - 16.499	36	5,328,744.57	0.47	357	41.37	10.177	549	74.78
16.500 - 16.999	9	1,060,375.12	0.09	358	35.21	10.722	533	73.22
17.000 - 17.499	6	875,192.98	0.08	358	45.60	11.099	532	64.58
17.500 - 17.999	2	155,239.88	0.01	356	40.20	11.540	507	58.97
18.000 - 18.499	2	289,769.18	0.03	357	47.69	12.386	531	58.72
Total:	**7,040**	**$1,124,577,550.69**	**100.00**	**357**	**38.49**	**7.413**	**611**	**84.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.999	23	$6,320,864.90	0.56	346	38.11	4.813	641	72.13
5.000 - 5.499	92	22,873,140.00	2.03	355	40.25	5.245	644	78.27
5.500 - 5.999	316	73,481,106.15	6.53	357	39.90	5.782	644	80.19
6.000 - 6.499	543	109,258,323.36	9.72	357	39.10	6.258	635	81.44
6.500 - 6.999	1,096	201,814,427.54	17.95	357	38.38	6.744	625	82.99
7.000 - 7.499	1,009	162,683,916.11	14.47	357	38.71	7.245	617	84.86
7.500 - 7.999	1,413	212,822,132.61	18.92	357	38.13	7.729	603	85.88
8.000 - 8.499	1,141	155,645,252.83	13.84	357	37.87	8.219	595	86.83
8.500 - 8.999	896	115,165,315.95	10.24	357	38.25	8.710	585	86.22
9.000 - 9.499	322	40,146,116.14	3.57	357	37.49	9.191	577	85.45
9.500 - 9.999	134	16,657,633.37	1.48	358	38.80	9.685	573	83.72
10.000 - 10.499	36	5,328,744.57	0.47	357	41.37	10.177	549	74.78
10.500 - 10.999	9	1,060,375.12	0.09	358	35.21	10.722	533	73.22
11.000 - 11.499	6	875,192.98	0.08	358	45.60	11.099	532	64.58
11.500 - 11.999	2	155,239.88	0.01	356	40.20	11.540	507	58.97
12.000 - 12.499	2	289,769.18	0.03	357	47.69	12.386	531	58.72
Total:	**7,040**	**$1,124,577,550.69**	**100.00**	**357**	**38.49**	**7.413**	**611**	**84.21**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.749	915	$131,071,722.77	11.66	356	38.43	7.394	597	85.64
5.000 - 5.249	2	129,085.35	0.01	356	29.48	8.008	551	79.45
5.500 - 5.749	599	132,363,763.00	11.77	357	39.52	7.257	621	86.12
5.750 - 5.999	1	207,557.50	0.02	358	36.00	6.990	759	89.99
6.000 - 6.249	4,948	759,726,253.92	67.56	357	38.31	7.480	613	84.07
6.250 - 6.499	3	241,321.47	0.02	357	34.03	7.193	576	84.97
6.500 - 6.749	524	92,694,058.43	8.24	355	38.54	7.005	607	81.76
6.750 - 6.999	1	101,171.37	0.01	357	25.00	5.600	609	70.00
7.000 - 7.249	47	8,042,616.88	0.72	356	40.28	8.723	560	70.42
Total:	**7,040**	**$1,124,577,550.69**	**100.00**	**357**	**38.49**	**7.413**	**611**	**84.21**

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2005-11	3	$501,625.14	0.04	351	37.65	6.605	567	85.38
2005-12	32	4,359,591.45	0.39	340	35.90	6.861	614	76.20
2006-01	64	13,277,713.21	1.18	353	39.45	6.432	605	80.37
2006-02	48	7,782,011.33	0.69	354	41.24	7.272	582	82.05
2006-03	55	10,233,329.00	0.91	355	36.85	7.228	602	82.52
2006-04	354	52,878,784.34	4.70	356	38.26	7.289	588	83.89
2006-05	1,968	307,961,720.55	27.38	357	38.86	7.283	604	83.11
2006-06	2,935	461,373,560.15	41.03	358	38.48	7.521	616	84.35
2006-07	1	71,203.63	0.01	359	48.00	8.150	632	75.00
2006-11	1	49,239.84	0.00	351	42.00	8.600	550	85.00
2006-12	9	1,084,494.20	0.10	352	42.15	7.070	610	88.37
2007-01	17	4,452,634.19	0.40	353	38.23	5.344	630	76.32
2007-02	16	3,503,237.81	0.31	354	40.35	6.282	622	80.25
2007-03	13	3,101,146.94	0.28	355	41.17	6.612	621	84.33
2007-04	118	19,206,534.49	1.71	354	37.92	7.172	595	85.26
2007-05	451	72,261,428.42	6.43	357	38.15	7.406	601	85.51
2007-06	955	162,479,296.00	14.45	358	38.00	7.638	627	86.27
Total:	**7,040**	**$1,124,577,550.69**	**100.00**	**357**	**38.49**	**7.413**	**611**	**84.21**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	7,040	$1,124,577,550.69	100.00	357	38.49	7.413	611	84.21
Total:	**7,040**	**$1,124,577,550.69**	**100.00**	**357**	**38.49**	**7.413**	**611**	**84.21**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	7,040	$1,124,577,550.69	100.00	357	38.49	7.413	611	84.21
Total:	**7,040**	**$1,124,577,550.69**	**100.00**	**357**	**38.49**	**7.413**	**611**	**84.21**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination). [1]The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,688	
Aggregate Current Principal Balance:	$782,638,456.71	$38,830.10 - $503,672.59
Average Current Principal Balance:	$137,594.67	
Aggregate Original Principal Balance:	$784,472,194.00	$40,000.00 - $510,000.00
Average Original Principal Balance:	$137,917.05	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.388%	4.500% - 12.400%
Wtd. Avg. Original Term (months):	357	180 – 360
Wtd. Avg. Remaining Term (months):	354	172 – 359
Wtd. Avg. Margin (ARM Loans Only):	5.812%	4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.463%	10.500% - 18.400%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.463%	4.500% - 12.400%
Wtd. Avg. Original LTV:	83.91%	23.68% - 100.00%
Wtd. Avg. Borrower FICO:	618	500 - 814

Geographic Distribution (Top 5):	CA	20.77%
	IL	11.34%
	FL	9.35%
	OH	7.98%
	NY	4.88%

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2-yr Fixed / Adjustable-Rate	3,194	$448,466,723.22	57.30	357	38.23	7.449	608	83.57
3-yr Fixed / Adjustable-Rate	907	138,527,912.86	17.70	357	38.16	7.509	617	86.09
Fixed Rate	1,587	195,643,820.63	25.00	346	37.82	7.165	641	83.16
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01 – 50,000.00	123	$5,544,739.00	0.71	343	35.18	8.641	624	85.57
50,000.01 – 100,000.00	2,233	166,881,219.00	21.27	351	35.96	7.769	610	83.78
100,000.01 – 150,000.00	1,381	169,726,392.00	21.64	354	37.55	7.554	611	84.62
150,000.01 – 200,000.00	850	147,456,652.00	18.80	355	38.25	7.359	619	83.73
200,000.01 – 250,000.00	503	112,303,153.00	14.32	356	39.41	7.233	614	82.92
250,000.01 – 300,000.00	325	88,873,384.00	11.33	356	39.77	7.070	625	84.12
300,000.01 – 350,000.00	196	62,247,263.00	7.93	356	39.73	6.925	635	84.54
350,000.01 – 400,000.00	38	14,178,642.00	1.81	357	40.83	6.704	640	85.13
400,000.01 – 450,000.00	26	10,932,850.00	1.39	357	38.30	7.097	649	85.78
450,000.01 – 500,000.00	12	5,817,900.00	0.74	357	42.06	6.142	662	74.11
500,000.01 – 550,000.00	1	510,000.00	0.07	176	30.00	7.300	655	70.34
Total:	**5,688**	**$784,472,194.00**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
0.01 - 50,000.00	134	$6,076,506.91	0.78	344	34.86	8.567	625	85.35
50,000.01 - 100,000.00	2,224	166,158,427.94	21.23	351	35.98	7.769	610	83.78
100,000.01 - 150,000.00	1,384	169,906,904.33	21.71	354	37.53	7.556	611	84.65
150,000.01 - 200,000.00	845	146,366,645.02	18.70	355	38.27	7.358	619	83.70
200,000.01 - 250,000.00	503	112,030,389.29	14.31	356	39.41	7.234	614	82.92
250,000.01 - 300,000.00	328	89,555,730.66	11.44	356	39.71	7.058	625	83.97
300,000.01 - 350,000.00	194	61,537,297.88	7.86	356	39.86	6.939	634	84.80
350,000.01 - 400,000.00	37	13,793,273.40	1.76	357	40.65	6.715	639	85.00
400,000.01 - 450,000.00	26	10,908,151.73	1.39	357	38.30	7.097	649	85.78
450,000.01 - 500,000.00	12	5,801,456.96	0.74	357	42.06	6.142	662	74.11
500,000.01 - 550,000.00	1	503,672.59	0.06	176	30.00	7.300	655	70.34
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121 - 180	83	$8,544,410.66	1.09	177	35.86	7.157	646	79.75
181 - 240	66	6,489,310.30	0.83	237	38.13	7.072	624	80.77
301 - 360	5,539	767,604,735.75	98.08	357	38.14	7.394	617	83.99
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.999	10	$1,990,860.88	0.25	353	38.16	4.797	640	64.99
5.000 - 5.499	63	14,883,324.96	1.90	355	41.87	5.274	662	77.33
5.500 - 5.999	292	55,550,869.12	7.10	354	39.46	5.787	649	78.35
6.000 - 6.499	494	83,746,805.85	10.70	353	38.57	6.252	640	80.89
6.500 - 6.999	929	144,605,519.28	18.48	354	38.34	6.739	635	82.78
7.000 - 7.499	825	114,255,636.21	14.60	353	37.49	7.243	623	84.69
7.500 - 7.999	1,111	143,321,839.37	18.31	354	37.94	7.730	607	86.00
8.000 - 8.499	863	102,016,889.65	13.03	356	37.14	8.216	600	86.38
8.500 - 8.999	665	74,499,201.30	9.52	357	38.10	8.717	589	86.20
9.000 - 9.499	273	30,282,622.96	3.87	356	37.55	9.191	584	86.35
9.500 - 9.999	121	12,294,755.20	1.57	354	37.91	9.687	585	85.62
10.000 - 10.499	24	3,380,844.29	0.43	358	40.38	10.164	554	77.93
10.500 - 10.999	10	968,750.33	0.12	349	36.13	10.655	553	78.77
11.000 - 11.499	5	496,969.05	0.06	357	46.11	11.045	527	62.27
11.500 - 11.999	2	133,734.89	0.02	356	38.47	11.594	544	68.67
12.000 - 12.499	1	209,833.37	0.03	357	51.00	12.400	528	62.04
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
25.00 <=	1	$89,769.60	0.01	357	50.00	6.825	580	23.68
25.01 - 30.00	6	529,020.05	0.07	358	36.30	7.175	587	28.84
30.01 - 35.00	10	1,240,322.21	0.16	357	40.89	7.222	603	33.09
35.01 - 40.00	8	1,186,163.65	0.15	328	35.37	7.154	600	38.62
40.01 - 45.00	15	2,032,987.93	0.26	329	31.01	7.190	629	42.95
45.01 - 50.00	30	3,421,915.69	0.44	353	38.58	6.905	602	47.31
50.01 - 55.00	30	4,598,363.51	0.59	357	38.70	6.821	601	52.67
55.01 - 60.00	74	10,654,962.33	1.36	351	38.09	6.823	594	58.14
60.01 - 65.00	132	20,268,366.84	2.59	354	39.98	7.226	598	63.61
65.01 - 70.00	187	28,782,778.44	3.68	353	38.85	6.953	609	68.82
70.01 - 75.00	386	51,626,166.43	6.60	350	37.93	7.358	600	74.17
75.01 - 80.00	1,129	159,288,979.51	20.35	354	38.04	7.074	614	79.65
80.01 - 85.00	1,000	138,958,273.29	17.76	356	37.95	7.205	611	84.43
85.01 - 90.00	1,890	241,294,894.75	30.83	354	37.43	7.702	621	89.69
90.01 - 95.00	723	108,378,469.04	13.85	355	39.77	7.543	638	94.77
95.01 - 100.00	67	10,287,023.44	1.31	358	36.10	8.528	667	99.94
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	135	$15,836,026.01	2.02	355	38.58	8.366	510	77.66
520 - 539	340	43,126,114.83	5.51	356	40.18	8.095	531	78.21
540 - 559	582	72,766,864.34	9.30	356	38.78	7.966	552	82.21
560 - 579	587	76,912,822.11	9.83	356	38.04	7.905	569	82.46
580 - 599	694	92,513,898.37	11.82	355	38.77	7.612	589	84.70
600 - 619	803	111,805,897.30	14.29	355	38.85	7.335	609	84.82
620 - 639	782	111,892,496.49	14.30	353	38.25	7.085	629	84.73
640 - 659	595	87,072,505.32	11.13	353	39.19	6.967	650	83.74
660 - 679	403	58,040,961.04	7.42	354	36.65	7.045	669	85.10
680 - 699	305	47,468,062.09	6.07	354	36.19	6.937	689	87.09
700 - 719	191	26,285,767.00	3.36	352	36.16	6.962	709	85.69
720 - 739	137	20,035,786.82	2.56	353	34.53	6.919	729	87.46
740 - 759	64	8,754,569.37	1.12	352	34.12	6.947	750	84.78
760 - 779	54	7,855,930.71	1.00	356	32.13	6.843	770	83.40
780 - 799	14	2,106,664.88	0.27	343	34.92	6.602	789	79.12
800 - 819	2	164,090.03	0.02	358	16.36	7.205	812	83.92
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 20.00	387	$44,239,892.39	5.65	354	14.67	7.576	633	83.27
20.01 - 25.00	393	46,772,611.49	5.98	354	23.28	7.479	626	83.51
25.01 - 30.00	582	73,204,100.43	9.35	353	28.31	7.380	624	83.17
30.01 - 35.00	776	101,665,194.74	12.99	354	33.14	7.459	620	84.14
35.01 - 40.00	1,010	142,876,847.56	18.26	355	38.19	7.322	618	83.94
40.01 - 45.00	1,161	170,169,244.55	21.74	354	42.99	7.339	618	84.87
45.01 - 50.00	1,275	185,201,798.43	23.66	354	48.03	7.392	610	84.78
50.01 - 55.00	104	18,508,767.12	2.36	357	52.61	7.294	599	70.51
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	752	$162,546,414.74	20.77	356	39.94	6.859	622	79.70
Illinois	568	88,784,382.40	11.34	357	38.46	8.098	616	87.91
Florida	585	73,158,754.92	9.35	354	38.05	7.448	616	83.43
Ohio	676	62,464,954.71	7.98	354	37.19	7.523	613	88.75
New York	160	38,165,775.62	4.88	352	38.46	7.058	624	82.82
Arizona	291	34,070,372.14	4.35	353	37.20	7.271	618	84.45
Michigan	335	33,687,032.97	4.30	357	36.77	7.712	595	83.90
Texas	268	27,949,196.01	3.57	344	35.73	7.777	600	83.55
Nevada	117	17,633,275.74	2.25	357	37.06	7.414	634	85.44
Maryland	112	16,864,876.36	2.15	355	37.25	7.502	620	86.17
Massachusetts	69	16,582,939.80	2.12	357	39.85	7.030	613	79.05
Washington	103	15,624,523.67	2.00	354	36.94	7.084	631	83.21
Colorado	91	14,075,634.56	1.80	356	37.81	6.954	625	82.45
Hawaii	38	12,760,497.38	1.63	357	41.28	6.000	657	80.20
New Jersey	57	12,572,233.57	1.61	357	37.10	7.387	636	88.08
Minnesota	77	12,491,582.11	1.60	357	36.93	7.380	638	84.48
Georgia	98	12,174,380.08	1.56	355	37.28	7.657	617	85.44
Missouri	134	11,577,383.61	1.48	352	37.59	7.931	602	85.43
Pennsylvania	110	11,499,823.80	1.47	354	37.29	7.709	604	83.68
Indiana	151	10,813,191.12	1.38	351	35.19	7.848	617	86.07
Connecticut	59	9,612,712.02	1.23	348	38.45	7.401	621	85.93
Tennessee	104	8,942,124.59	1.14	347	37.16	7.792	615	84.48
North Carolina	87	8,774,462.52	1.12	352	36.37	7.672	606	83.24
Wisconsin	67	7,618,149.06	0.97	356	38.95	7.914	603	86.74
Oregon	43	6,326,509.37	0.81	353	37.51	7.172	633	83.69
Louisiana	53	5,725,695.02	0.73	340	36.69	7.749	603	83.42
Rhode Island	31	5,694,425.31	0.73	357	39.62	6.803	632	80.54
Utah	40	5,499,593.75	0.70	356	36.85	7.313	627	84.12
South Carolina	67	4,836,397.31	0.62	345	39.12	7.953	609	82.54
Alabama	47	4,155,373.49	0.53	348	37.75	7.962	614	86.28
Mississippi	46	3,521,942.02	0.45	357	37.28	8.120	588	86.22
Kentucky	32	3,152,398.49	0.40	354	37.25	7.032	613	86.33
New Mexico	26	3,128,863.74	0.40	358	35.27	7.332	624	82.99
Oklahoma	29	2,822,421.13	0.36	357	36.16	7.915	609	89.43
Iowa	30	2,765,605.24	0.35	352	34.61	8.048	604	87.59
Nebraska	32	2,689,382.16	0.34	349	38.38	7.593	603	85.22
Kansas	27	2,685,140.55	0.34	358	37.59	7.823	608	86.08
Alaska	10	1,931,177.00	0.25	357	35.02	7.317	665	86.87
New Hampshire	10	1,795,150.53	0.23	358	41.83	7.744	600	81.71
Maine	13	1,470,110.10	0.19	357	39.43	6.642	630	83.30
Arkansas	13	1,154,674.46	0.15	357	34.33	7.667	609	87.87
Delaware	10	1,034,052.42	0.13	357	31.64	7.861	623	85.04
Idaho	8	735,252.45	0.09	358	36.54	7.456	641	86.27
South Dakota	6	475,623.74	0.06	357	34.89	7.454	562	85.36
Wyoming	3	295,228.08	0.04	329	33.82	7.760	568	76.42
Montana	2	197,440.94	0.03	357	38.75	8.897	533	88.12
North Dakota	1	101,325.91	0.01	358	41.00	6.225	667	80.00
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Owner Occupied	4,494	$651,835,185.32	83.29	354	39.13	7.315	612	83.79
Non-Owner Occupied	1,112	118,273,073.19	15.11	354	32.49	7.834	644	84.42
Second Home	82	12,530,198.20	1.60	353	38.16	7.000	655	85.53
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full Documentation	2,799	$319,059,985.13	40.77	353	38.66	7.349	605	84.50
Stated Documentation	2,670	436,186,787.25	55.73	355	37.83	7.411	627	83.48
Limited Documentation	219	27,391,684.33	3.50	353	36.21	7.495	610	84.04
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Refinance-Debt Consolidation Cash Out**	3,157	$459,187,316.73	58.67	353	38.49	7.264	609	81.98
Purchase	2,118	271,534,626.09	34.69	357	37.46	7.621	633	87.44
Refinance-Debt Consolidation No Cash Out***	413	51,916,513.89	6.63	352	38.21	7.269	616	82.58
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1	3,987	$538,101,917.06	68.75	354	37.87	7.249	628	84.92
2	407	54,496,412.51	6.96	352	38.03	7.650	593	83.92
3	377	47,531,084.78	6.07	351	38.55	7.625	586	82.38
4	285	35,575,850.81	4.55	356	39.68	8.106	580	81.31
5	164	24,020,414.49	3.07	356	38.76	7.938	579	71.98
6	42	6,189,810.67	0.79	357	40.28	9.111	563	65.43
A+	248	44,535,614.90	5.69	357	37.57	7.245	629	85.34
A	87	16,200,293.80	2.07	357	38.71	7.117	623	84.30
A-	11	1,626,563.02	0.21	353	37.78	7.839	559	84.34
B	13	2,337,829.94	0.30	351	39.17	7.869	594	78.60
C	18	2,708,356.08	0.35	352	39.52	8.813	575	68.20
C-	49	9,314,308.65	1.19	357	42.39	7.973	574	84.92
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family Detached	3,980	$530,391,776.99	67.77	354	38.23	7.397	613	84.26
Two-to-Four Family	537	98,684,628.96	12.61	356	37.22	7.380	634	83.78
PUD Detached	320	52,790,675.85	6.75	356	38.69	7.380	618	84.68
Condominium	347	48,709,641.38	6.22	356	37.70	7.475	620	84.98
Manufactured/Mobile Housing	480	48,521,017.96	6.20	349	38.39	7.240	636	78.30
PUD Attached	21	3,223,222.96	0.41	358	39.49	7.295	629	86.85
Single Family Attached	3	317,492.61	0.04	357	38.66	7.890	640	81.62
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
0	1,588	$227,053,075.84	29.01	355	37.75	7.719	616	86.01
12	222	39,789,264.94	5.08	353	38.28	7.391	635	82.39
24	1,937	270,317,379.85	34.54	357	38.34	7.366	609	82.78
36	1,941	245,478,736.08	31.37	351	38.18	7.107	626	83.47
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Conforming	5,688	$782,638,456.71	100.00	354	38.11	7.388	618	83.91
Total:	**5,688**	**$782,638,456.71**	**100.00**	**354**	**38.11**	**7.388**	**618**	**83.91**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
10.500 - 10.999	10	$1,990,860.88	0.34	353	38.16	4.797	640	64.99
11.000 - 11.499	49	10,666,585.56	1.82	354	41.99	5.272	650	77.81
11.500 - 11.999	179	33,930,826.73	5.78	357	39.80	5.778	637	78.90
12.000 - 12.499	313	55,184,939.52	9.40	357	38.76	6.256	630	81.42
12.500 - 12.999	639	101,446,075.59	17.28	357	37.93	6.742	629	82.70
13.000 - 13.499	593	87,183,178.18	14.85	357	37.99	7.246	617	84.68
13.500 - 13.999	832	114,444,412.01	19.50	357	37.95	7.731	600	86.00
14.000 - 14.499	662	83,733,681.09	14.26	357	37.25	8.215	596	86.46
14.500 - 14.999	517	61,143,773.75	10.42	357	38.57	8.718	584	86.02
15.000 - 15.499	199	24,004,298.70	4.09	357	37.94	9.183	583	86.62
15.500 - 15.999	77	8,936,031.97	1.52	358	38.83	9.679	579	85.01
16.000 - 16.499	20	2,961,055.00	0.50	358	40.91	10.164	548	76.93
16.500 - 16.999	5	697,630.14	0.12	358	37.45	10.669	535	74.82
17.000 - 17.499	4	399,073.72	0.07	357	43.93	11.043	527	64.08
17.500 - 17.999	1	62,379.87	0.01	354	39.00	11.600	503	50.00
18.000 - 18.499	1	209,833.37	0.04	357	51.00	12.400	528	62.04
Total:	**4,101**	**$586,994,636.08**	**100.00**	**357**	**38.21**	**7.463**	**610**	**84.16**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.999	10	$1,990,860.88	0.34	353	38.16	4.797	640	64.99
5.000 - 5.499	49	10,666,585.56	1.82	354	41.99	5.272	650	77.81
5.500 - 5.999	179	33,930,826.73	5.78	357	39.80	5.778	637	78.90
6.000 - 6.499	313	55,184,939.52	9.40	357	38.76	6.256	630	81.42
6.500 - 6.999	639	101,446,075.59	17.28	357	37.93	6.742	629	82.70
7.000 - 7.499	593	87,183,178.18	14.85	357	37.99	7.246	617	84.68
7.500 - 7.999	832	114,444,412.01	19.50	357	37.95	7.731	600	86.00
8.000 - 8.499	662	83,733,681.09	14.26	357	37.25	8.215	596	86.46
8.500 - 8.999	517	61,143,773.75	10.42	357	38.57	8.718	584	86.02
9.000 - 9.499	199	24,004,298.70	4.09	357	37.94	9.183	583	86.62
9.500 - 9.999	77	8,936,031.97	1.52	358	38.83	9.679	579	85.01
10.000 - 10.499	20	2,961,055.00	0.50	358	40.91	10.164	548	76.93
10.500 - 10.999	5	697,630.14	0.12	358	37.45	10.669	535	74.82
11.000 - 11.499	4	399,073.72	0.07	357	43.93	11.043	527	64.08
11.500 - 11.999	1	62,379.87	0.01	354	39.00	11.600	503	50.00
12.000 - 12.499	1	209,833.37	0.04	357	51.00	12.400	528	62.04
Total:	**4,101**	**$586,994,636.08**	**100.00**	**357**	**38.21**	**7.463**	**610**	**84.16**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.749	555	$72,781,373.69	12.40	356	38.29	7.395	596	85.64
5.000 - 5.249	1	63,701.77	0.01	354	31.00	7.350	590	80.00
5.500 - 5.749	314	58,765,872.49	10.01	357	38.53	7.326	620	86.53
6.000 - 6.249	2,906	404,370,254.98	68.89	357	38.11	7.519	612	84.02
6.250 - 6.499	2	163,668.91	0.03	357	35.47	7.166	588	87.33
6.500 - 6.749	296	46,614,255.68	7.94	356	38.51	7.131	603	81.34
6.750 - 6.999	1	101,171.37	0.02	357	25.00	5.600	609	70.00
7.000 - 7.249	26	4,134,337.19	0.70	354	39.60	8.951	567	70.76
Total:	**4,101**	**$586,994,636.08**	**100.00**	**357**	**38.21**	**7.463**	**610**	**84.16**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
2005-11	3	$501,625.14	0.09	351	37.65	6.605	567	85.38
2005-12	20	2,090,524.96	0.36	349	33.63	6.965	624	77.60
2006-01	35	6,009,368.67	1.02	353	41.89	6.600	605	79.26
2006-02	26	3,460,744.72	0.59	354	40.31	7.983	561	82.05
2006-03	30	5,110,424.45	0.87	355	37.07	7.176	606	81.27
2006-04	211	29,624,019.54	5.05	356	37.73	7.240	587	83.71
2006-05	1,173	162,037,308.08	27.60	357	38.32	7.346	601	82.53
2006-06	1,695	239,561,504.03	40.81	358	38.17	7.569	615	84.49
2006-07	1	71,203.63	0.01	359	48.00	8.150	632	75.00
2006-11	1	49,239.84	0.01	351	42.00	8.600	550	85.00
2006-12	4	523,075.55	0.09	352	46.08	7.948	569	87.85
2007-01	8	1,880,956.29	0.32	353	40.25	5.463	616	80.08
2007-02	10	2,164,839.69	0.37	354	42.98	6.522	616	79.58
2007-03	4	693,343.88	0.12	355	38.46	6.435	613	78.15
2007-04	75	11,755,051.43	2.00	352	38.68	7.212	596	85.97
2007-05	276	41,624,716.99	7.09	357	37.82	7.455	595	84.77
2007-06	529	79,836,689.19	13.60	358	38.02	7.662	632	87.17
Total:	**4,101**	**$586,994,636.08**	**100.00**	**357**	**38.21**	**7.463**	**610**	**84.16**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
2.000	4,101	$586,994,636.08	100.00	357	38.21	7.463	610	84.16
Total:	**4,101**	**$586,994,636.08**	**100.00**	**357**	**38.21**	**7.463**	**610**	**84.16**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
1.000	4,101	$586,994,636.08	100.00	357	38.21	7.463	610	84.16
Total:	**4,101**	**$586,994,636.08**	**100.00**	**357**	**38.21**	**7.463**	**610**	**84.16**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination). [1]The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	4,543	
Aggregate Current Principal Balance:	$782,637,376.24	$20,485.14 - $748,303.37
Average Current Principal Balance:	$172,273.25	
Aggregate Original Principal Balance:	$784,486,470.00	$20,500.00 - $750,000.00
Average Original Principal Balance:	$172,680.27	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	98.948%	
Wtd. Avg. Gross Coupon:	7.315%	4.650% - 12.500%
Wtd. Avg. Original Term (months):	357	180 – 360
Wtd. Avg. Remaining Term (months):	354	172 – 358
Wtd. Avg. Margin (ARM Loans Only):	5.820%	4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.359%	10.650% - 18.350%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.359%	4.650% - 12.350%
Wtd. Avg. Original LTV:	83.97%	22.00% - 100.00%
Wtd. Avg. Borrower FICO:	624	500 – 804
Geographic Distribution (Top 5):	CA 30.76%	
	IL 9.16%	
	FL 8.51%	
	NY 7.96%	
	OH 5.56%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2-yr Fixed / Adjustable Rate	2,266	$409,972,815.58	52.38	357	39.03	7.337	611	83.91
3-yr Fixed / Adjustable Rate	673	127,610,099.03	16.31	357	38.10	7.429	617	85.34
Fixed Rate	1,604	245,054,461.63	31.31	348	38.51	7.217	648	83.36
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01 - 50,000.00	227	$8,927,800.00	1.14	349	36.64	9.778	645	92.16
50,000.01 - 100,000.00	1,535	114,760,922.00	14.63	351	35.92	7.990	612	84.71
100,000.01 - 150,000.00	967	119,121,392.00	15.18	352	37.45	7.595	611	84.67
150,000.01 - 200,000.00	517	89,627,926.00	11.43	356	38.50	7.518	617	84.86
200,000.01 - 250,000.00	305	68,479,013.00	8.73	356	39.55	7.349	621	84.30
250,000.01 - 300,000.00	197	54,210,081.00	6.91	356	40.44	7.345	621	85.06
300,000.01 - 350,000.00	178	58,535,471.00	7.46	356	40.42	7.024	618	84.43
350,000.01 - 400,000.00	216	80,870,426.00	10.31	353	41.04	6.987	621	84.31
400,000.01 - 450,000.00	165	70,093,721.00	8.93	354	39.95	6.853	639	84.54
450,000.01 - 500,000.00	174	83,856,228.00	10.69	355	39.57	6.818	637	81.66
500,000.01 - 550,000.00	31	16,488,590.00	2.10	357	37.71	6.215	687	77.38
550,000.01 - 600,000.00	13	7,389,650.00	0.94	357	39.92	6.450	666	81.98
600,000.01 - 650,000.00	8	5,078,000.00	0.65	357	29.95	6.196	650	72.44
650,000.01 - 700,000.00	5	3,406,000.00	0.43	357	33.99	6.127	688	67.33
700,000.01 - 750,000.00	5	3,641,250.00	0.46	358	32.92	6.174	661	65.66
Total:	**4,543**	**$784,486,470.00**	**100.00**	**354**	**38.71**	**7.314**	**624**	**83.97**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF-DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
0.01 - 50,000.00	234	$9,261,957.69	1.18	350	36.83	9.744	643	91.57
50,000.01 - 100,000.00	1,532	114,563,891.26	14.64	351	35.90	7.986	612	84.68
100,000.01 - 150,000.00	965	118,753,321.07	15.17	353	37.48	7.597	611	84.75
150,000.01 - 200,000.00	515	89,136,604.83	11.39	356	38.47	7.519	617	84.83
200,000.01 - 250,000.00	307	68,826,395.78	8.79	356	39.61	7.357	621	84.32
250,000.01 - 300,000.00	197	54,183,772.63	6.92	355	40.50	7.324	621	84.92
300,000.01 - 350,000.00	181	59,547,864.93	7.61	356	40.35	7.045	617	84.72
350,000.01 - 400,000.00	212	79,304,498.84	10.13	353	41.03	6.982	622	84.20
400,000.01 - 450,000.00	164	69,511,654.25	8.88	354	39.93	6.850	639	84.51
450,000.01 - 500,000.00	175	84,137,997.56	10.75	355	39.62	6.822	637	81.74
500,000.01 - 550,000.00	30	15,947,153.44	2.04	357	37.38	6.183	688	76.83
550,000.01 - 600,000.00	13	7,369,755.39	0.94	357	39.91	6.450	666	81.99
600,000.01 - 650,000.00	8	5,064,872.06	0.65	357	29.95	6.196	650	72.44
650,000.01 - 700,000.00	5	3,395,395.04	0.43	357	33.99	6.128	688	67.34
700,000.01 - 750,000.00	5	3,632,241.47	0.46	358	32.93	6.174	661	65.66
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121 - 180	74	$8,740,791.78	1.12	177	33.36	7.193	649	82.64
181 - 240	52	6,843,073.32	0.87	237	39.80	7.088	633	79.10
301 - 360	4,417	767,053,511.14	98.01	357	38.76	7.318	623	84.03
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.999	13	$4,330,004.02	0.55	342	38.08	4.821	642	75.41
5.000 - 5.499	57	18,025,214.59	2.30	356	39.33	5.252	660	73.56
5.500 - 5.999	269	83,324,463.15	10.65	354	40.03	5.771	669	78.27
6.000 - 6.499	369	87,012,894.23	11.12	352	39.25	6.246	652	80.39
6.500 - 6.999	664	137,365,304.66	17.55	355	38.62	6.740	631	83.61
7.000 - 7.499	624	109,350,204.73	13.97	354	39.01	7.242	624	85.24
7.500 - 7.999	833	132,063,709.37	16.87	354	38.23	7.730	611	86.36
8.000 - 8.499	659	92,348,338.85	11.80	356	38.57	8.222	597	87.39
8.500 - 8.999	535	69,409,224.40	8.87	355	38.16	8.704	591	86.49
9.000 - 9.499	192	23,473,564.50	3.00	351	36.07	9.200	579	85.00
9.500 - 9.999	117	12,767,114.65	1.63	356	38.69	9.705	585	85.79
10.000 - 10.499	44	4,404,634.77	0.56	357	40.88	10.224	585	81.29
10.500 - 10.999	69	3,972,160.03	0.51	354	32.30	10.715	633	91.01
11.000 - 11.499	39	2,148,105.40	0.27	346	41.60	11.173	641	92.24
11.500 - 11.999	31	1,275,129.90	0.16	358	39.74	11.712	639	97.45
12.000 - 12.499	27	1,324,331.13	0.17	354	39.96	12.125	626	96.98
12.500 - 12.999	1	42,977.86	0.01	358	39.00	12.500	632	100.00
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
25.00 <=	3	$287,930.44	0.04	295	38.87	5.988	650	23.49
25.01 - 30.00	1	548,747.21	0.07	358	48.00	5.300	749	29.41
30.01 - 35.00	5	773,459.30	0.10	358	34.51	7.239	556	34.69
35.01 - 40.00	12	2,446,208.04	0.31	350	41.76	6.768	629	37.50
40.01 - 45.00	15	2,787,424.97	0.36	351	36.25	6.703	668	41.82
45.01 - 50.00	27	4,996,313.67	0.64	354	33.93	6.407	622	47.81
50.01 - 55.00	34	7,942,456.59	1.01	351	37.62	6.672	637	52.90
55.01 - 60.00	37	7,564,842.76	0.97	346	36.95	6.601	610	58.18
60.01 - 65.00	102	17,991,533.54	2.30	350	37.00	7.226	616	63.32
65.01 - 70.00	139	30,911,094.39	3.95	352	39.31	6.741	619	68.94
70.01 - 75.00	281	53,985,106.15	6.90	355	39.39	7.160	614	74.20
75.01 - 80.00	787	148,923,955.09	19.03	355	38.64	6.977	618	79.55
80.01 - 85.00	796	136,426,025.26	17.43	354	38.37	7.156	615	84.39
85.01 - 90.00	1,459	230,110,116.98	29.40	354	38.19	7.548	623	89.69
90.01 - 95.00	592	116,595,770.73	14.90	355	40.39	7.522	639	94.79
95.01 - 100.00	253	20,346,391.12	2.60	355	38.82	9.337	673	99.93
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	80	$13,275,697.66	1.70	356	40.99	8.220	510	77.39
520 - 539	262	36,352,285.72	4.64	355	39.36	8.151	530	78.48
540 - 559	461	73,395,124.16	9.38	356	40.07	8.011	552	82.61
560 - 579	432	71,644,580.31	9.15	356	39.37	7.877	569	83.08
580 - 599	528	88,706,318.88	11.33	356	39.45	7.570	589	85.03
600 - 619	599	99,233,659.48	12.68	354	39.24	7.285	609	84.60
620 - 639	621	104,114,050.25	13.30	354	38.84	7.167	629	85.30
640 - 659	480	89,339,635.04	11.42	355	38.46	6.950	650	83.78
660 - 679	370	68,980,180.31	8.81	349	37.69	6.908	668	85.79
680 - 699	297	55,000,044.77	7.03	353	38.46	6.831	689	86.06
700 - 719	172	34,277,805.29	4.38	356	37.57	6.710	709	85.85
720 - 739	107	21,366,796.49	2.73	353	36.08	6.792	730	85.15
740 - 759	77	15,804,856.99	2.02	353	33.37	6.602	751	75.31
760 - 779	33	6,367,601.96	0.81	358	36.00	6.941	768	86.03
780 - 799	23	4,650,214.87	0.59	348	33.15	6.127	787	76.62
800 - 819	1	128,524.06	0.02	358	18.00	7.925	804	90.00
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 20.00	310	$41,209,872.10	5.27	349	14.52	7.439	643	81.83
20.01 - 25.00	285	41,136,562.61	5.26	352	23.22	7.462	628	82.75
25.01 - 30.00	419	66,767,082.70	8.53	354	28.06	7.329	631	83.87
30.01 - 35.00	607	99,816,443.38	12.75	356	33.17	7.340	624	82.98
35.01 - 40.00	783	129,177,515.00	16.51	353	38.15	7.340	626	84.50
40.01 - 45.00	1,017	185,860,988.48	23.75	355	43.09	7.277	621	85.14
45.01 - 50.00	1,044	201,172,894.50	25.70	355	48.12	7.296	618	85.03
50.01 - 55.00	78	17,496,017.47	2.24	352	53.22	6.893	605	69.35
Total:	*4,543*	*$782,637,376.24*	*100.00*	*354*	*38.71*	*7.315*	*624*	*83.97*

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[(1)] (%)
California	817	$240,761,307.31	30.76	355	40.38	6.719	634	80.58
Illinois	430	71,712,369.57	9.16	356	38.78	8.134	611	87.64
Florida	472	66,623,325.29	8.51	354	38.57	7.532	621	84.22
New York	189	62,336,842.04	7.96	352	39.28	7.096	636	83.51
Ohio	452	43,527,449.23	5.56	354	37.46	7.635	607	88.64
Texas	246	32,068,471.42	4.10	348	35.43	7.767	613	84.04
Michigan	230	23,579,339.74	3.01	355	37.29	7.845	603	86.13
Arizona	178	20,053,691.73	2.56	354	37.36	7.324	622	84.58
Maryland	96	16,679,463.63	2.13	357	37.21	7.630	607	84.78
Massachusetts	63	16,609,808.65	2.12	357	40.51	7.340	614	83.22
Nevada	86	15,466,711.99	1.98	357	37.97	7.480	627	86.96
New Jersey	48	12,784,658.34	1.63	357	35.94	7.374	658	90.31
Washington	78	12,322,232.16	1.57	352	36.78	7.368	630	84.99
Pennsylvania	95	11,406,277.57	1.46	350	38.92	7.671	612	84.25
Connecticut	54	11,234,541.79	1.44	356	38.82	7.281	631	84.74
Colorado	65	11,233,529.04	1.44	356	39.47	7.190	618	84.25
Minnesota	51	10,094,437.08	1.29	355	38.20	7.372	613	84.21
Georgia	68	9,856,426.98	1.26	354	35.75	7.722	616	88.73
Missouri	92	8,491,460.91	1.08	355	36.74	7.777	608	85.20
Tennessee	73	8,231,821.12	1.05	351	37.18	7.718	617	85.44
Indiana	97	7,591,967.36	0.97	357	36.04	7.810	617	87.29
Hawaii	20	7,522,354.59	0.96	349	36.23	6.339	656	76.27
Rhode Island	34	6,421,612.03	0.82	355	38.54	7.250	624	81.46
Oregon	35	5,845,544.26	0.75	349	41.16	7.236	630	84.86
Wisconsin	39	4,992,682.65	0.64	356	40.00	8.027	606	85.84
North Carolina	49	4,711,953.33	0.60	353	37.33	7.787	609	82.63
Louisiana	47	4,709,023.97	0.60	355	37.10	8.024	606	87.46
Utah	37	4,663,443.61	0.60	353	37.81	7.396	637	88.88
Kansas	29	3,791,186.75	0.48	357	36.90	7.769	608	87.27
South Carolina	42	3,553,558.05	0.45	351	40.95	7.609	604	83.16
Alabama	33	3,444,734.08	0.44	355	36.46	7.932	610	87.23
Oklahoma	28	2,955,364.48	0.38	355	40.24	8.279	608	86.74
Kentucky	29	2,686,873.42	0.34	350	36.82	7.711	613	86.68
Nebraska	23	2,340,549.23	0.30	341	38.20	7.659	611	86.91
New Mexico	21	2,173,084.85	0.28	357	38.64	7.847	622	86.46
Mississippi	30	2,019,802.37	0.26	347	37.66	8.027	592	85.09
Iowa	15	1,246,784.07	0.16	357	31.65	7.831	629	89.24
New Hampshire	5	1,110,936.03	0.14	358	36.22	6.783	590	84.52
Maine	7	990,863.60	0.13	357	34.45	8.345	566	78.03
Delaware	6	982,371.89	0.13	358	18.50	6.885	689	84.88
Alaska	6	947,619.28	0.12	357	39.35	7.809	677	93.56
Idaho	7	803,343.89	0.10	358	31.84	7.354	605	88.74
Arkansas	8	567,400.15	0.07	356	35.93	8.415	620	84.28
Wyoming	5	513,270.85	0.07	356	34.70	6.930	619	84.64
Montana	2	323,211.79	0.04	356	33.53	7.692	601	91.74
North Dakota	2	304,526.20	0.04	358	41.73	6.963	654	97.67
Vermont	2	190,131.78	0.02	297	36.43	6.513	588	70.00
South Dakota	2	159,016.09	0.02	357	41.75	8.010	612	84.58
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Owner Occupied	3,654	$671,829,606.97	85.84	355	39.69	7.242	619	83.85
Non-Owner Occupied	831	99,311,472.31	12.69	351	32.05	7.836	649	84.46
Second Home	58	11,496,296.96	1.47	356	39.06	7.082	665	86.56
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full Documentation	1,982	$275,878,785.09	35.25	353	38.58	7.204	614	84.12
Stated Documentation	2,386	478,107,850.60	61.09	355	38.92	7.377	630	83.81
Limited Documentation	175	28,650,740.55	3.66	355	36.49	7.340	615	85.21
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Refinance-Debt Consolidation Cash Out**	2,500	$474,427,609.09	60.62	353	39.19	7.181	615	82.47
Purchase	1,727	258,550,658.05	33.04	357	37.86	7.617	638	87.43
Refinance-Debt Consolidation No Cash Out***	316	49,659,109.10	6.35	353	38.64	7.020	628	80.25
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1	3,171	$518,292,939.42	66.22	355	38.48	7.224	634	85.27
2	310	53,492,847.78	6.83	351	37.57	7.573	596	82.85
3	298	47,899,106.13	6.12	354	38.93	7.481	589	83.22
4	187	27,748,340.77	3.55	354	38.95	7.981	584	79.75
5	129	23,669,100.03	3.02	356	39.69	7.828	578	69.76
6	29	5,438,883.34	0.69	357	39.16	9.220	577	63.97
A+	259	67,941,788.72	8.68	352	39.15	7.066	640	84.86
A	70	17,115,353.19	2.19	356	41.47	6.784	641	81.23
A-	12	3,222,011.48	0.41	357	40.04	7.550	566	82.08
B	17	2,844,233.59	0.36	357	42.91	7.753	555	75.79
C	12	2,122,702.46	0.27	348	43.06	8.773	559	70.31
C-	49	12,850,069.33	1.64	357	41.50	7.723	569	86.07
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family Detached	3,294	$563,913,809.58	72.05	354	39.07	7.287	620	83.87
Two-to-Four Family	382	73,476,555.93	9.39	355	36.61	7.470	643	85.92
PUD Detached	320	67,963,228.37	8.68	355	38.54	7.328	625	84.49
Condominium	266	47,278,163.17	6.04	356	38.53	7.447	620	84.66
Manufactured/Mobile Housing	259	26,632,000.49	3.40	348	37.72	7.208	640	77.84
PUD Attached	16	2,326,431.45	0.30	358	37.27	7.445	609	87.57
Single Family Attached	6	1,047,187.25	0.13	357	38.19	6.617	698	82.77
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
0	1,379	$218,751,332.24	27.95	355	38.21	7.805	620	86.34
12	216	57,887,742.26	7.40	352	38.36	7.142	642	83.29
24	1,391	248,942,168.05	31.81	357	39.26	7.278	613	83.40
36	1,557	257,056,133.69	32.84	352	38.69	6.972	633	82.66
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Conforming	3,890	$502,953,689.03	64.26	354	38.00	7.615	617	84.86
Non-Conforming	653	279,683,687.21	35.74	355	40.00	6.774	635	82.38
Total:	**4,543**	**$782,637,376.24**	**100.00**	**354**	**38.71**	**7.315**	**624**	**83.97**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
10.500 - 10.999	13	$4,330,004.02	0.81	342	38.08	4.821	642	75.41
11.000 - 11.499	43	12,206,554.44	2.27	355	38.68	5.222	640	78.66
11.500 - 11.999	137	39,550,279.42	7.36	357	39.99	5.785	649	81.29
12.000 - 12.499	230	54,073,383.84	10.06	357	39.44	6.260	640	81.46
12.500 - 12.999	457	100,368,351.95	18.67	357	38.83	6.745	622	83.27
13.000 - 13.499	416	75,500,737.93	14.04	357	39.55	7.243	616	85.07
13.500 - 13.999	581	98,377,720.60	18.30	357	38.33	7.726	606	85.74
14.000 - 14.499	479	71,911,571.74	13.38	357	38.59	8.223	592	87.27
14.500 - 14.999	379	54,021,542.20	10.05	357	37.89	8.701	586	86.44
15.000 - 15.499	123	16,141,817.44	3.00	357	36.82	9.203	568	83.70
15.500 - 15.999	57	7,721,601.40	1.44	358	38.77	9.691	568	82.23
16.000 - 16.499	16	2,367,689.57	0.44	357	41.93	10.192	550	72.11
16.500 - 16.999	4	362,744.98	0.07	358	30.89	10.824	528	70.13
17.000 - 17.499	2	476,119.26	0.09	358	47.00	11.146	536	65.00
17.500 - 17.999	1	92,860.01	0.02	357	41.00	11.500	509	65.00
18.000 - 18.499	1	79,935.81	0.01	357	39.00	12.350	540	50.00
Total:	**2,939**	**$537,582,914.61**	**100.00**	**357**	**38.80**	**7.359**	**612**	**84.25**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.999	13	$4,330,004.02	0.81	342	38.08	4.821	642	75.41
5.000 - 5.499	43	12,206,554.44	2.27	355	38.68	5.222	640	78.66
5.500 - 5.999	137	39,550,279.42	7.36	357	39.99	5.785	649	81.29
6.000 - 6.499	230	54,073,383.84	10.06	357	39.44	6.260	640	81.46
6.500 - 6.999	457	100,368,351.95	18.67	357	38.83	6.745	622	83.27
7.000 - 7.499	416	75,500,737.93	14.04	357	39.55	7.243	616	85.07
7.500 - 7.999	581	98,377,720.60	18.30	357	38.33	7.726	606	85.74
8.000 - 8.499	479	71,911,571.74	13.38	357	38.59	8.223	592	87.27
8.500 - 8.999	379	54,021,542.20	10.05	357	37.89	8.701	586	86.44
9.000 - 9.499	123	16,141,817.44	3.00	357	36.82	9.203	568	83.70
9.500 - 9.999	57	7,721,601.40	1.44	358	38.77	9.691	568	82.23
10.000 - 10.499	16	2,367,689.57	0.44	357	41.93	10.192	550	72.11
10.500 - 10.999	4	362,744.98	0.07	358	30.89	10.824	528	70.13
11.000 - 11.499	2	476,119.26	0.09	358	47.00	11.146	536	65.00
11.500 - 11.999	1	92,860.01	0.02	357	41.00	11.500	509	65.00
12.000 - 12.499	1	79,935.81	0.01	357	39.00	12.350	540	50.00
Total:	**2,939**	**$537,582,914.61**	**100.00**	**357**	**38.80**	**7.359**	**612**	**84.25**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.749	360	$58,290,349.08	10.84	356	38.61	7.392	599	85.63
5.000 - 5.249	1	65,383.58	0.01	357	28.00	8.650	513	78.92
5.500 - 5.749	285	73,597,890.51	13.69	358	40.31	7.203	623	85.78
5.750 - 5.999	1	207,557.50	0.04	358	36.00	6.990	759	89.99
6.000 - 6.249	2,042	355,355,998.94	66.10	358	38.53	7.436	613	84.13
6.250 - 6.499	1	77,652.56	0.01	356	31.00	7.250	550	80.00
6.500 - 6.749	228	46,079,802.75	8.57	355	38.58	6.878	611	82.18
7.000 - 7.249	21	3,908,279.69	0.73	358	40.99	8.482	553	70.05
Total:	**2,939**	**$537,582,914.61**	**100.00**	**357**	**38.80**	**7.359**	**612**	**84.25**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2005-12	12	$2,269,066.49	0.42	331	37.98	6.764	605	74.90
2006-01	29	7,268,344.54	1.35	353	37.33	6.294	606	81.28
2006-02	22	4,321,266.61	0.80	354	41.98	6.703	599	82.05
2006-03	25	5,122,904.55	0.95	355	36.63	7.280	597	83.76
2006-04	143	23,254,764.80	4.33	356	38.93	7.352	588	84.12
2006-05	795	145,924,412.47	27.14	357	39.45	7.214	607	83.75
2006-06	1,240	221,812,056.12	41.26	358	38.82	7.470	617	84.21
2006-12	5	561,418.65	0.10	352	38.48	6.251	648	88.84
2007-01	9	2,571,677.90	0.48	353	36.75	5.257	640	73.56
2007-02	6	1,338,398.12	0.25	354	36.10	5.892	630	81.34
2007-03	9	2,407,803.06	0.45	355	41.95	6.663	623	86.11
2007-04	43	7,451,483.06	1.39	356	36.72	7.108	593	84.13
2007-05	175	30,636,711.43	5.70	357	38.61	7.340	608	86.51
2007-06	426	82,642,606.81	15.37	358	37.99	7.614	621	85.40
Total:	**2,939**	**$537,582,914.61**	**100.00**	**357**	**38.80**	**7.359**	**612**	**84.25**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	2,939	$537,582,914.61	100.00	357	38.80	7.359	612	84.25
Total:	**2,939**	**$537,582,914.61**	**100.00**	**357**	**38.80**	**7.359**	**612**	**84.25**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	2,939	$537,582,914.61	100.00	357	38.80	7.359	612	84.25
Total:	**2,939**	**$537,582,914.61**	**100.00**	**357**	**38.80**	**7.359**	**612**	**84.25**

FOR ADDITIONAL INFORMATION PLEASE CALL:

CSFB	
Asset Backed Finance	
Brendan Keane	(212) 325-6459
Boris Grinberg	(212) 325-4375
Kenny Rosenberg	(212) 325-3587
Marvin Wilson	(212) 325-0783
Saumil Patel	(212) 325-5945
Structuring	
Josh Powell	(212) 325-0616
Collateral	
David Steinberg	(212) 325-2774
Angel Angelkov	(212) 325-1504
ABS Syndicate & Trading	
Tricia Hazelwood / Melissa Simmons / Jim Drvostep	(212) 325-8549

Rating Agency Contacts	
Standard & Poor's	
Venkat Veerubhotla	(212) 438-6612
Moody's	
Henry Engelken	(212) 553-4472
Dhruv Mohindra	(212) 553-4143
Fitch	
Stephen Lei	(212) 908-0778